June 12, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Kathleen Collins
Eiko Yaoita Pyles

Re:  VEON Ltd. Form 20-F for the Fiscal Year Ended December 31, 2019
Filed March 13, 2020
File No. 001-34694

Dear Ms. Collins and Ms. Yaoita Pyles

This letter responds to the letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated June 5, 2020 to Serkan Okandan, Group Chief Financial Officer of VEON Ltd. (the “Company” or “VEON”), regarding the Company’s Form 20-F for the fiscal year ended December 31, 2019, filed March 13, 2020 (the “20-F”). We appreciate the opportunity to respond to your comments and understand that the purpose of your review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.

In this letter, the comments from the Staff have been recited in italicized, bold type and followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 73

1.We note you include a discussion of changes in total Adjusted EBITDA before you include a discussion of changes in total profit or (loss). Please note that when you present or discuss a non-IFRS measure you must present the most directly comparable IFRS measure with equal or greater prominence. Please revise to ensure that in future filings your results of operations discussion begins with a discussion of the IFRS results. Also, your cross reference to the non-IFRS reconciliation in Note 2 does not serve as an appropriate reconciliation for your measure of total Adjusted EBITDA. Please revise to include a reconciliation of total adjusted EBITDA that begins with the IFRS measure of net income. Refer to Item 10(e)(1)(A) of Regulation S-K and Question 102.10 of the non- GAAP C&DIs.

Response: As per your comment, in future filings we will include the discussion of changes in ‘Profit / (loss) for the period’ within Item 5 before the discussion of changes in Adjusted EBITDA. Furthermore, in future filings we will include a reconciliation of total Adjusted EBITDA within Item 5, beginning with the closest IFRS measure of net income, being ‘Profit / (loss) before tax’.

Notes to Consolidated Financial Statements
Note 3. Operating Revenue, page F-15

2.Please tell us and revise to disclose in future filings the average customer life over which you recognize upfront fee revenue for contracts with an indefinite term. Also, tell us the amount of such revenue for each period presented.

Response: For upfront fee revenue received for contracts with an indefinite term, the average customer life over which revenue is recognized varies across the VEON Group, based on the relevant country or market characteristics, customer demographic and the nature and terms of the product. As such, the average customer life used to recognize this revenue ranges from 5 months to 10 years. As per your comment, in future filings, we will disclose this additional information, including the aforementioned factors that impact the average customer life, if such information will be considered material to the financial statements.
The total amount of revenue recognized in 2017, 2018 and 2019 for upfront fees for contracts with an indefinite term was US$24 million, US$21 million and US$18 million, respectively. Such revenue comprised less than 0.3% of total revenue for each of the periods presented, and is therefore considered immaterial.

Notes to Consolidated Financial Statements
Note 3. Operating Revenue, page F-15

3.Please revise to more clearly explain the circumstances under which you act as principal or agent for your content sales and clarify your reference to "primary obligor." Refer to paragraphs B34 - B38 of IFRS 15. Also, tell us the amount of revenue earned as a principal versus agent for each period presented.

Response: The term ‘primary obligor’ refers to the situation where VEON is primarily responsible for fulfilling the promise to provide the relevant product to the customer, and this is the main circumstance where VEON is acting as a principal for content sales. When determining if VEON is primarily responsible, the factors considered include but are not limited to: how the product is branded, whether it is available to VEON subscribers only via our branded digital platforms, responsibility for customer satisfaction and responsibility for after-sales support. As per your comment, in future filings we will clarify the circumstances where VEON is acting as principal based on the criteria within IFRS 15 Revenue from contracts with customers, and remove the term ‘primary obligor’.

The total amount of content revenue, including amounts earned as principal versus agent, are shown in the table below. Such total content revenue comprised less than 3.5% of total revenue for each of the periods presented and pertains to a large volume of individually immaterial revenue streams, therefore any accounting judgments around the matter of principal versus agent would have an immaterial impact.

In US$ millions	2019	2018	2017
Total content sales	300	299	329
Of which : principal	247	252	266
: agent	53	47	63

Notes to Consolidated Financial Statements
Note 25. Condensed Separate Financial Information of VEON, page F-66

4.You state that the company had restricted net assets of 58% at December 31, 2019 and therefore, you have presented parent only financial statements. Please tell us, and in future filings revise to describe, the nature and amount of significant restrictions on the ability of your subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends. Also, in future filings, include a reconciliation of equity and net income to the consolidated financial statements prepared under IFRS and a reconciliation of the parent's cash flow statement to IFRS to the extent there are material difference.

Response: The restricted net assets of 58% at December 31, 2019 relates exclusively to the restricted ability of Orascom Telecom Algérie S.p.a. (“OTA”) to upstream cash, in the form of dividends, intercompany loans or other advances, imposed by our shareholder agreement concluded with the local shareholders. In particular, the shareholder agreement restricts cash distributions to shareholders to 42.5% of OTA’s net profit in a given financial year. Distributions above the 42.5% limit would require approval from a qualified majority of its board which itself would require approval from the largest shareholder, the Algerian National Investment Fund. For the financial year 2019, OTA’s net profit was US$101 million, and as of December 31, 2019, OTA’s total net assets amounted to US$1,597 million, of which US$43 million (i.e., 42.5% of the US$101 million net profit for the financial year) were unrestricted. Therefore the restricted amount of the total net assets as of that date equaled US$1,554 million (i.e., US$1,597 million less US$43 million), and the portion of the restricted amount attributable to VEON based on its indirect shareholding equaled US$705 million.

As mentioned in Note 25, the increase in restricted net assets as of December 31, 2019 compared to December 31, 2018 was a result of the purchase during 2019 of 41% of the issued shares of the Company’s subsidiary Global Telecom Holding S.A.E., the subsidiary through which the Company holds its controlling interest of OTA. This had the effect of decreasing VEON’s shareholder’ equity, increasing the proportion of OTA’s restricted net assets attributable to VEON based on its increased indirect shareholding and therefore also increasing the share of restricted assets proportional to the amount of shareholder’s equity.

In future filings, should the aforementioned restriction still be applicable, we will include a reconciliation of parent’s equity and parent’s net income to the consolidated financial statements prepared under IFRS and a reconciliation of the parent's cash flow statement to IFRS to the extent there is a material difference.

We believe this letter fully responds to the Staff’s inquiries. If you have any questions or require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Serkan Okandan
Serkan Okandan
Group Chief Financial Officer

cc: (via email)
Scott Dresser, VEON Ltd.
Ana de Kok-Reyes, VEON Ltd.
Maciej Wojtaszek, VEON Ltd.
Omiyinka Doris, VEON Ltd.

Joel Trotter, Esq., Latham & Watkins LLP
Paul Dudek, Esq., Latham & Watkins LLP